Earnings Presentation

Q1 2024

d·local



Pedro Arnt
Chief Executive Officer



Mark Ortiz
Chief Financial Officer



Maria Oldham
SVP - Corp. Development, and Investor Relations and Strategic Finance

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events, including in respect of guidance provided previously regarding our total payment volume, gross profit, Adjusted EBITDA, gross profit CAGR and Adjusted EBITDA to gross profit margin. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Unlocking the potential of Emerging Markets



Manila, Philippines.

Record-high TPV in Q1; profitability was impacted by seasonality, top merchant pricing, business mix, and OPEX investments for future growth

Total Payment Volume

$5.3B

▲ **+49%** YoY | **+4%** QoQ


$3.6
$5.1
$5.3
1Q23
4Q23
1Q24

Revenue

$184M

▲ **+34%** YoY | ▼ **-2%** QoQ


$137
$188
$184
1Q23
4Q23
1Q24

Gross Profit

$63M

▲ **+2%**YoY | ▼ **-10%** QoQ


$62
$70
$63
1Q23
4Q23
1Q24

Adjusted EBITDA[1]

$37M

▼ **-19%** YoY | **-25%** QoQ


$45
$49
$37
1Q23
4Q23
1Q24

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

Strong TPV performance across diverse verticals

Commerce volume grew 3x YoY supported by the success of our platform solution; QoQ we saw contraction in commerce driven by seasonality, offset by higher volumes of financial services and remittance verticals



$3.6B
$5.1B
$5.3B
1Q23
4Q23
1Q24

TPV YoY	
Other[2]	4%
Travel	7%
Remittances	94%
Advertising	6%
On-demand delivery	13%
SaaS	54%
Streaming	10%
Ride-hailing	55%
Financial Services[1]	12%
Commerce	195%

Note: [1] In 1Q 2024, financial services include wallets (0.6% of total TPV) and crypto (0.1% of total TPV). Since 1Q24 remittances have been excluded from financial services and reported as a separate vertical in all periods [2] Other includes e-learning, gaming and other.

LatAm: QoQ comparison mostly affected by seasonality of the commerce vertical and top merchant pricing. YoY growth supported by our largest markets, Brazil and Mexico.

Latin America revenue
($M)



-5% QoQ
+28% YoY
98
132
125
1Q23
4Q23
1Q24
% share of total revenue
72%
70%
68%

Africa & Asia: we continue to experience sound growth YoY and QoQ

Africa & Asia revenue
($M)



+5% QoQ
+51% YoY
39
56
59
1Q23
4Q23
1Q24
% share of total revenue
28%
30%
32%

LatAm: QoQ decrease driven by revenue decline. YoY comparison heavily impacted by Argentina (+24% YoY excluding Argentina).



Latin America Gross Profit
($M)
-11% QoQ
-8% YoY
53
55
49
1Q23
4Q23
1Q24
% share of total revenue
85%
79%
77%

Africa & Asia: strong YoY growth mainly supported by Egypt. QoQ slowdown mostly driven by Nigerian devaluation



Africa & Asia Gross Profit
($M)
-4% QoQ
+60% YoY
9
15
14
1Q23
4Q23
1Q24
% share of total revenue
15%
21%
23%

Detailed country gross profit contribution QoQ

Country	Gross profit QoQ	Drivers
Brazil	▼ -30% 18m | -8m vs. LQ	• Seasonality of e-commerce and advertising vertical • Increase in lower take rate Payouts vs Payins in mix • Merchant tier attainment and pricing renegotiation
México	▲ +7% 10m | +1m vs. LQ	• Improved cost structure as we gain scale and improve leverage with processors
Chile	▼ -18% 7m | -2m vs. LQ	• Seasonality in e-commerce merchants • One-off impact of recovered processing fines in Q4
Argentina	▲ +30% 5m | +1m vs. LQ	• Re-acceleration of cross border business as liquidity in the market improved
Egypt	▲ +8% 10m | +1m vs. LQ	• Wider spreads on FX prior to the devaluation of the official currency in March
Nigeria	▼ -64% 0.5m | -1m vs. LQ	• Lower TPV as merchants pulled back from cross border transactions after significant devaluation

Building the global team to meet our long-term growth ambitions.

Focus on areas of differentiation: technology, product, and local operations.

951 ▲ **+188 FTEs or 25%** Employee Growth YoY

FTE evolution (#):	AFRICA & ASIA	AMERICAS
	257	**694**
	▲ **+49%** YoY	▲ **+18%** YoY

Note: FTE includes employees and contractors.

FTE by function (%):



Technology & Product
38%
Corporate central functions
19%
Sales & Marketing
18%
Operations & Expansion
25%

Financial Highlights



Robust growth rates YoY; QoQ pay-ins were negatively impacted by seasonality, payouts growing on early strength of newer remittance vertical


Pay-ins[1] TPV evolution ($B)
-1% QoQ
+46% YoY
2.5
3.2
3.4
3.7
3.7
1Q23
2Q23
3Q23
4Q23
1Q24
% share
70%
73%
74%
72%
69%


Pay-outs[2] TPV evolution ($B)
+17% QoQ
+54% YoY
1.1
1.2
1.2
1.4
1.7
1Q23
2Q23
3Q23
4Q23
1Q24
% share
30%
27%
26%
28%
31%

Cross-border and local-to-local growing YoY; Cross-border growth drove TPV expansion QoQ


Cross-border[3] TPV evolution ($B)
+9% QoQ
+24% YoY
2.0
2.2
2.3
2.2
2.4
1Q23
2Q23
3Q23
4Q23
1Q24
% share
55%
51%
49%
44%
46%


Local-to-Local[4] TPV evolution ($B)
+0% QoQ
+79% YoY
1.6
2.2
2.4
2.9
2.9
1Q23
2Q23
3Q23
4Q23
1Q24
% share
45%
49%
51%
56%
54%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.[3]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [4]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

YoY revenue grew 34%. QoQ decline mostly driven by seasonality. Gross profit impacted by business mix with higher payout volumes and pricing on a single merchant

d·

Revenue evolution ($M)



-2% QoQ
+34% YoY
137
161
164
188
184
1Q23
2Q23
3Q23
4Q23
1Q24

Gross Profit evolution ($M)



-10% QoQ
+2% YoY
62
71
75
70
63
1Q23
2Q23
3Q23
4Q23
1Q24

Gross profit margin and net take rate compression primarily impacted by single merchant pricing; and also by business mix with higher pay-outs volumes


Gross Profit margin (%) QoQ bridge
37.1%
-0.6%
0.0%
3.8%
-4.9%
-1.3%
34.1%
Increase in pay-outs TPV share (+3.5p.p. to 31%).
Increased proportion of Argentina and Egypt
Increased expatriation costs in Egypt and merchant mix
4Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
1Q24


Gross Profit over TPV (%) QoQ bridge
1.4%
-0.1%
0.0%
0.1%
-0.1%
-0.04%
1.2%
Increase in pay-outs TPV share (+3.5p.p. to 31%).
Increased proportion of Argentina and Egypt
Merchant mix
4Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
1Q24

QoQ impact on Adjusted EBITDA and Operating Profit mainly driven by gross profit contraction and OPEX investments for sustainable future growth and long term cost leverage

Adjusted EBITDA[1] evolution ($M)


-25% QoQ
-19% YoY
45
52
56
49
37
1Q23
2Q23
3Q23
4Q23
1Q24

	1Q23	2Q23	3Q23	4Q23	1Q24
Adj. EBITDA / Revenue	33.1%	32.3%	33.9%	26.2%	19.9%
Adj. EBITDA / Gross Profit	73.6%	73.5%	74.6%	70.6%	58.4%

Operating Profit evolution ($M)


-34% QoQ
-32% YoY
39
48
52
41
27
1Q23
2Q23
3Q23
4Q23
1Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

QoQ Adjusted EBITDA over gross profit margin contraction driven by investments in the company infrastructure to sustain long-term growth and deliver future operating leverage: focus on technology, product and local operations teams

Adjusted EBITDA[1] over Gross Profit margin QoQ bridge (%)



70.6%
0.7%
0.5%
0.1%
-1.0%
-0.9%
-2.2%
-3.4%
-6.0%
58.4%
Adjusted EBITDA / GP 4Q23
Amort. of intangible assets
Product development and technology expenses (excluding S&W)
Marketing expenses
Technology infrastructure
Software licenses
Third party services
Office, travel and other expenses
Salaries and wages (including product and IT)²
Adjusted EBITDA / GP 1Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2]Salaries and wages exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Net income decline primarily driven by gross profit contraction, and higher OPEX

d.

Net income evolution ($M)



-38% QoQ
-50% YoY
35
45
40
28
18
1Q23
2Q23
3Q23
4Q23
1Q24
Diluted EPS[1]
0.11
0.15
0.13
0.10
0.06

Net income bridge QoQ ($M)



28.5
-12.5
-1.8
-0.7
-0.5
-0.2
0.4
0.4
0.4
3.7
17.7
Net income 4Q23
Adjusted EBITDA
Other operating loss[2]
Net financial results[3]
Impairment loss / (gain)[4]
D&A
Other non-recurring[5]
Share-based compensation
Income tax
Inflation adjustment
Net income 1Q24

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2]In Q1 2024, the company wrote-off certain amounts related to merchants off-boarded by dLocal. [3]During Q1 2024 we recognized a fair value gain of $10.8 million ($50.8 million in Q4 2023) from the Argentine dollar-linked bonds and an exchange difference loss of $6.7 million (-$51.9 million in Q4 2023) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase part of these bonds. [4]In 2022, the Company utilized FTX Trading Ltd. ("FTX") services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of $5.6 million, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. The Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of $3.5 million. Thus, during Q3 2023 the Group recognized a gain of $2.5 million and a gain of US$0.9 million during Q4 2023 as result of the reversion of the loss allowance. [5]In Q4 2023, other non-recurring costs were related to class action expense, which included fees from independent global expert services.

Balance sheet position remains robust; with own funds cash conversion > 100% in LTM and 69% in 1Q24

Consolidated cash reconciliation ($M)



+$36M
Merchants funds
Own funds
536
313
223
Consolidated cash (4Q23 EoP)
$60M of merchant funds to be transferred to Own Funds
25
Net income before taxes
13
Change in trade receivables /payables
3
Decrease in other assets
-4
Income tax paid
-1
Other
$86M of Merchant funds to be transferred to Own Funds
572
360
212
Consolidated cash (1Q24 EoP)

- **Robust own liquidity of $320M,** including $212M own cash + $108M short-term investments. In addition, we have **$86M** within merchants funds pending to be transferred to own funds.
- **$12M FCF[1] (own-funds) generation in 1Q24** with **69% cash conversion ($135M in LTM1Q24** before bonds and share buyback with **103% cash conversion[2]**)

Note: [1]FCF (own-funds) is calculated as profit before income tax less income tax paid, +/- non cash adjustments, +/- change in working capital (own) excluding movements in Other Assets +/- net collection of interest & financial expenses, less additions of property, plant and equipment and intangible assets. FCF excludes inflows & outflows due to movements in Other Assets, because these movements are expected to be non-recurring and temporary. [2]Cash conversion is calculated as Free Cash Flow (own-funds) divided by net income

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

d·local

Thanks

APPENDIX

TPV

d·

TPV breakdown by type of product[1]

In millions of US$	1Q23	2Q23	3Q23	4Q23	1Q24
Pay-ins	2,503	3,190	3,429	3,701	3,657
As % of total	*70%*	*73%*	*74%*	*72%*	69%
Pay-outs	1,072	1,184	1,189	1,410	1,653
As % of total	*30%*	*27%*	*26%*	*28%*	31%
Total TPV	**3,574**	**4,373**	**4,618**	**5,111**	**5,310**

TPV breakdown by type of flow[2]

In millions of US$	1Q23	2Q23	3Q23	4Q23	1Q24
Cross-border	1,960	2,219	2,256	2,235	2,426
As % of total	*55%*	*51%*	*49%*	*44%*	46%
Local to Local	1,615	2,154	2,362	2,876	2,884
As % of total	*45%*	*49%*	*51%*	*56%*	54%
Total TPV	**3,574**	**4,373**	**4,618**	**5,111**	**5,310**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

d·

Revenue breakdown by geography

In millions of US$	1Q23	2Q23	3Q23	4Q23	1Q24
Brazil	22.8	41.2	44.7	50.2	43.1
Argentina	20.0	20.7	23.9	10.5	13.8
Mexico	22.7	28.3	30.2	35.6	34.0
Chile	14.2	14.2	12.4	14.9	12.4
Other LatAm	18.5	22.5	24.8	20.3	22.1
Latin America	**98.2**	**126.9**	**136.0**	**131.5**	**125.4**
Nigeria	26.9	20.4	8.3	28.4	7.2
Egypt	3.5	4.7	10.1	18.4	39.0
Other Africa & Asia	8.7	9.2	9.4	9.7	12.8
Africa & Asia	**39.0**	**34.3**	**27.9**	**56.5**	**59.0**
Total Revenue	**137.3**	**161.1**	**163.9**	**188.0**	**184.4**

Note: Unaudited quarterly results

Gross profit

Gross profit breakdown by geography

In millions of US$	1Q23	2Q23	3Q23	4Q23	1Q24
Brazil	11.0	19.6	22.7	25.5	17.9
Argentina	17.8	13.8	13.1	4.0	5.2
Mexico	6.9	10.6	7.9	9.3	9.9
Chile	9.1	8.9	6.9	9.1	7.5
Other LatAm	8.0	8.7	8.9	7.0	8.1
Latin America	**52.8**	**61.7**	**59.4**	**54.7**	**48.6**
Nigeria	2.4	0.2	1.7	1.5	0.5
Egypt	2.7	4.2	9.6	9.6	10.3
Other Africa & Asia	3.9	4.7	3.7	3.9	3.6
Africa & Asia	**9.0**	**9.1**	**15.1**	**15.0**	**14.4**
Total Gross Profit	**61.8**	**70.8**	**74.5**	**69.7**	**63.0**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1]($M) and concentration (%)



80
94
99
128
120
1Q23
2Q23
3Q23
4Q23
1Q24
% Share of total revenue
58%
59%
60%
68%
65%

Revenue composition ($M)

129%
NRR[2]



137
40
7
184
1Q23 total revenue
Existing Merchants
New Merchants
1Q24 total revenue

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

Adjusted EBITDA bridge ($M)



26.9
3.8
4.5
1.8
0.0
-0.2
36.8
1Q24 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Other non-recurring costs
Impairment Gain/Losses on Financial Assets
1Q24 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 29.

Adjusted EBITDA

d·

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	1Q23	4Q23	1Q24
Profit for the period	**35,450**	**28,481**	**17,718**
Income tax expense	4,281	7,476	7,114
Depreciation and amortization	2,515	3,604	3,762
Finance income and costs, net	(1,391)	(996)	(299)
Share-based payment non-cash charges	2,329	4,850	4,461
Other operating loss[1]	-	-	1,819
Impairment loss / (gain) on financial assets[2]	51	(657)	(177)
Inflation adjustment	1,019	6,040	2,368
Other non-recurring costs[3]	1,229	434	-
Adjusted EBITDA	**45,483**	**49,232**	**36,766**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.
[1]In Q1 2024, the company wrote-off certain amounts related to merchants off-boarded by dLocal. [2]In 2022, the Company utilized FTX Trading Ltd. ("FTX") services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of $5.6 million, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. The Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of $3.5 million. Thus, during Q3 2023 the Group recognized a gain of $2.5 million and a gain of US$0.9 million during Q4 2023 as result of the reversion of the loss allowance. In Q1 2024, the company has identified specific collection entities from which it anticipates non-receipt of outstanding amounts. [3]Other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which include fees from independent counsel, independent global expert services and a forensic accounting advisory firm were included.
Unaudited quarterly results.

Adjusted Net Income

d·

Reconciliation of Profit to Adjusted Net Income

$ in thousands	1Q23	4Q23	1Q24
Net income as reported	**35,450**	**28,481**	**17,718**
Inflation adjustment	1,019	6,040	2,368
Loan - exchange difference	-	51,858	6,729
Fair value (loss) / gains of financial assets at FVTPL (bonds)	(89)	(50,754)	(10,815)
Impairment loss / (gain) on financial assets	51	(657)	(177)
Share-based payment non-cash charges	2,329	4,850	4,461
Other operating (gain)/loss	-	-	1,819
Other non-recurring costs	1,229	434	-
Tax on adjustments	(31)	386	(1,361)
Adjusted net income	**39,958**	**40,638**	**20,742**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.
Unaudited quarterly results.

Robust global network of trusted financial partners

In Q1 2024, we expatriated **close to 80%** of the pay-ins cross-border TPV through **banks (global, continental or national partner banks)**

1Q24 cross-border expatriation volumes by partner mix:


0.2%
4%
4%
7%
79%
GSIBs, Continental and National banks
Licensed brokers
Payment processors
Netting
Alternative assets